TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2005

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2005

1.1 Date of Report: November 1, 2005

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. The Company presently holds one exploration property near Lynn Lake, Manitoba, a minor interest in a gas well in Alberta, is party to an exploration joint-venture in Shandong Province, China and has become involved in the staking of uranium claims in British Columbia and several American States. These holdings are discussed in detail below.

As of September 30, 2005, the Company had net working capital of $2,608,432. In addition, the Company holds securities with a market value at September 30, 2005, of $1,916,449. Working capital on hand at the year end, December 31, 2004, was $2,059,424, and the value of the Company's market securities was $2,066,278.

Description of the Company's Properties

LYNN LAKE, MANITOBA

The Company holds 33 contiguous mining claims ("the Property") represents a total area of 5,712 hectares. The Property is located approximately 13 kilometres northwest of the town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometres.

Ground access is limited to the western end of the Property during the summer months and to the eastern end when lakes and rivers are adequately frozen during the winter months.

The claims were acquired by staking and 27 of them were acquired in February of 2003 with six additional claims added later.

The Company has recorded $868,514 of work on the claims, equivalent to 10 years of assessment over the entire 5,712 hectares.

Considerable work was completed on the Property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004. Work included trenching and geological evaluation including ground and airborne geophysics. In addition,19 diamond drill holes were completed to test 16 separate geophysical targets within the 16 kilometre long property. Although valuable geological information was obtained from the drilling, only anomalous gold values were encountered.

1.2 *Nature of Business and Overall Performance (Continued)*

Description Of Company's Properties (Continued)

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 metres at a cost of $675,000.

The Geological Survey of Canada (GSC) has requested and has been given access to Trans America's geophysical and geological database. The GSC wishes to use the database in a possible re-interpretation of the area's geological potential.

Those interpretations would be confidential for at least one year and would be conveyed only to Trans America during that period.

Trans America intends to postpone commencement of the recommended follow-up programs on the Lynn Lake property until the GSC work has been completed.

CLAYMORE/BONNIE GLEN GAS PROJECT

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area of Alberta. The property was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share, subject to an 18.3% royalty (02/16-07-047-27 W4/0).

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The then operator, Mayfair Energy Ltd., now a wholly owned subsidiary of Compton Petroleum Corp. of Calgary, Alberta, negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement, Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

After some initial startup problems, current production reached a sustainable flow from two zones in the Ellerslie formation.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2005

1.2 *Nature of Business and Overall Performance* (Continued)

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Company holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement, Fairborne was obligated to attempt to complete a well in the formation during 2004. Due to regulatory procedures that date has been extended to 2005.

Reference is made to the accompanying financial statements for the six months ended June 30, 2005 regarding revenue received and in particular to the consolidated statements of income and deficit.

SHANDONG PROJECT – JIAODONG PENINSULA, CHINA

The Company entered into a joint-venture ("JV") agreement dated January 14, 2005 and amended August 22, 2005 with Majestic Gold Corp. (MJS:TSX) of Vancouver to carry out an exploration program in Shandong Province, China

The companies have agreed to an exclusive area of interest comprising 900 square kilometers. To earn a 50% interest in the project, Trans America has provided $960,000 in initial funding. The funds were provided by Trans America participating in a MJS private placement. The proceeds will be used to carry out prospecting and exploration within the area of interest using western exploration techniques.

Within the area of interest MJS, under an agreement with Shandong Yantai Muping Gold Mine ("Muping"), has right's to acquire up to a 90% interest in three presently held mining licenses. These licenses totaling 26.68 square kilometres are included in the JV project. Trans America could earn 50% of whatever interest MJS earns in the existing licenses. Also the JV has applied for six additional licenses in the area of interest. Two of the six licenses have been granted covering an additional area of 24.68 square kilometers.

The deposits of the Jiaodong Peninsula form one of the largest provinces of granitoid-hosted lode-gold deposits in the world and accounts for approximately 25%, (approximately 50 tonnes) of China's annual gold production. Gold mineralization is mainly associated with NE-SW and NNE-SSW trending regional faults and related secondary fractures in the granitoid intrusions or at the contacts between different lithologies.

Trans America's funding was provided by particating in two Private Placements. It had purchased one million MJS shares several years ago and used that as a funding base. Trans America presently holds 1,164,000 MJS shares and has warrants to purchase 800,000 additional shares at $0.90 each, and one million shares at $0.50 each.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2005

1.2 *Nature of Business and Overall Performance* (Continued)

OTHER PROJECTS

In late March, 2005 Trans America staked two groups of mineral claims in the Southern Interior of British Columbia.

The Dam Group consists of two MTO claims, each composed of 25 'cells', and together covering a total of 1,041.82 hectares. The claims are situated about 45 kilometres. East of Kelowna and 23 kilometres. North of the "Blizzard" uranium occurrence.

The Goatskin Group consists of two MTO claims, each composed of 25 'cells' and together covering a total of 1,043.25 hectares. The claims are situated about 65 kilometres. East-Southeast of Kelowna, and 25 kilometres. Northeast of the "Blizzard" uranium occurrence.

Both claims groups cover areas that had been held by Falconbridge Nickel Mines Ltd. around 1977 – 1980 at a time when Trans America director James J. McDougall was Falconbridge's Western Canadian Exploration Manager. The claims were acquired as the Geological setting is believed to be similar to the "Blizzard" occurrence.

Trans America has also entered into a staking syndicate to acquire uranium properties in the Western United States. Under the agreement, dated April 1, 2005, Trans America has agreed to fund the initial acquisition costs to a total of $1.25 million U.S. to acquire an indirect 50% interest in the properties. The interests are indirect in as much as the properties will be wholly held by a U.S. Corporation in which Trans America will earn a 50% interest. Trans America's advances under the agreement currently are $750,000 U.S.

Trans America's partners in the staking syndicate have extensive experience in the U.S. uranium industry in both In-situ Leach (ISL) and hardrock-type situations. They have been involved in the discovery of multi-million pound uranium deposits, one of which was developed into a major production facility before the collapse of uranium prices in the early 1980s. The group also possesses technical reports from this period including drill logs and related information that is assisting the syndicate in its selection process.

The acquisition program to date has been successful in securing over 40,000 acres of mineral properties in several U.S. states that are considered to be highly prospective for uranium exploration.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2005

1.2 *Nature of Business and Overall Performance* (Continued)

Following the completion of the land acquisition program, the Company intends to ensure that its holdings are in full compliance with National Policy Instrument 43-101 after which a program will be developed to exploit the exploration and commercial potential on the properties.

Other Assets

The Company continues to hold the following corporate shares valued as of September 30, 2005:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Atacama Minerals Corp.	750,000	$ 436,184	$ 562,500
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	75,000	41,250	37,125
Miramar Mining Corp.	100,000	65,934	182,000
Compliance Energy Corp.	122,946	35,000	118,028
Rare Element Resources Ltd. (common)	413,646	124,091	84,795
Majestic Gold Corp. (common) (Note 1)	1,165,000	484,251	* 932,000
Majestic Gold Corp. (warrants)	800,000		
Majestic Gold Corp. (warrants)	1,000,000		
Total		$ 1,186,710	$ 1,916,448

* One million of these shares are restricted to December 31, 2005.

1.3 *Selected Annual Information*
n/a

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2005

1.4 *Results of Operations*

The Company incurred a net loss of $152,829 for the quarter ended September 30, 2005 compared to a net loss of $144,628 for the quarter ended September 30, 2004. The most significant changes in results for the three months to September 30, 2005 compared to the three months to September 30, 2004 were the stock based compensation 2005 - $63,000 (2004: $129,000) and the loss on sale of investments 2005 - $65,383 (2004: nil).

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	DECEMBER 31 2004	MARCH 31 2005	JUNE 30 2005	SEPTEMBER 30 2005
Total revenues	$ 25,350	$ 41,290	$ 30,917	$ 44120
Net income (loss) for the period	$ (235,567)	$ 465,642	$ 352,249	$ (152,829)
Basic and diluted net income (loss) per share	$ (0.01)	$ 0.02	$ 0.02	$ 0.006

	QUARTER ENDED			
	DECEMBER 31 2003	MARCH 31 2004	JUNE 30 2004	SEPTEMBER 30 2004
Total revenues	$ 14,759	$ 23,880	$ 41,771	$ 36,725
Net income (loss) for the period	$ (395,194)	$ (53,788)	$ (37,038)	$ (144,628)
Basic and diluted net income (loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

1.6 *Liquidity*

The Company has financed operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $2,608,432 which is sufficient for its current needs.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2005

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the quarter ended September 30, 2005, the Company paid $19,200 to a company owned by the President for consulting and office services.

1.10 *Third Quarter*

Third quarter results differed, in large measure, from the same quarter in the prior year as a result of less stock based compensation being incurred (2005 - $63,000 : 2004 - $129,000) and the loss on the Company's sale of investments (2005 - $65,383 : 2004 - $nil)

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 8 to the September 30, 2005 financial statements.

TRANS AMERICA INDUSTRIES LTD.

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer David K. Duval: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032

TRANS AMERICA INDUSTRIES LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2005
(Unaudited)

These unaudited financial statements for the period ended September 30, 2005 have not been reviewed by the Company's auditor.

TRANS AMERICA INDUSTRIES LTD.

BALANCE SHEETS
(Unaudited)

	SEPTEMBER 30 2005	DECEMBER 31 2004
ASSETS		
Current		
Cash and cash equivalents	$ 2,432,161	$ 1,887,540
Short term deposits	150,000	160,000
Accounts receivable	20,750	15,542
Prepaid expense	12,474	2,000
	2,615,385	2,065,082
Investments (Note 3)	1,186,710	1,442,773
Long Term Advances (Note 4)	922,155	-
Capital Assets (Note 5)	5,604	3,317
Oil And Gas Property (Note 6)	71,749	82,924
Mineral Properties And Deferred Exploration Expenditures (Note 7)	704,683	697,333
	$ 5,506,286	$ 4,291,429
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 6,953	$ 5,658
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	11,076,998	10,406,191
Contributed Surplus	415,372	537,679
Deficit	(5,993,037)	(6,658,099)
	5,499,333	4,285,771
	$ 5,506,286	$ 4,291,429

Approved by the Directors:

"David Duval"   "John K. Campbell"

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF INCOME AND DEFICIT

(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30 2005	THREE MONTHS ENDED SEPTEMBER 30 2004	NINE MONTHS ENDED SEPTEMBER 30 2005	NINE MONTHS ENDED SEPTEMBER 30 2004
Revenue				
Interest	$ **16,459**	$ 7,388	$ **42,805**	$ 25,480
Gas sales	**33,719**	33,729	**86,682**	92,021
Royalties	**(6,058)**	(4,392)	**(13,160)**	(15,125)
	44,120	36,725	**116,327**	102,376
Expenses				
Depletion	**3,122**	5,749	**11,175**	13,970
Amortization	**311**	197	**709**	591
Management and consulting fees (Note 9)	**19,200**	22,000	**59,700**	67,000
Office facilities and services	**9,511**	8,582	**34,651**	33,049
Oil and gas property operating expenses	**5,952**	3,326	**16,709**	20,792
Professional fees	**9,776**	4,250	**25,029**	11,987
Property examination costs	**3,000**	-	**18,150**	-
Regulatory fees	**1,200**	600	**12,984**	12,238
Shareholder communication	**-**	-	**-**	349
Stock based compensation (Note 8)	**63,000**	129,000	**63,000**	149,811
Transfer agent	**1,505**	643	**5,888**	6,759
Travel and promotion	**14,989**	7,006	**17,086**	21,284
	131,566	181,353	**265,081**	337,830
Loss Before The Following	**(87,446)**	(144,628)	**(148,754)**	(235,454)
Gain (Loss) On Sale Of Investments	**(65,383)**	-	**706,816**	-
Income (Loss) Before Income Taxes	**(152,829)**	(144,628)	**558,062**	(235,454)
Income Tax Recovery	**-**	-	**107,000**	-
Net Income (Loss) For The Period	**(152,829)**	(144,628)	**665,062**	(235,454)
Deficit, Beginning Of Period	**(5,840,208)**	(6,277,904)	**(6,658,099)**	(6,187,078)
Deficit, End Of Period	$ **(5,993,037)**	$ (6,422,532)	$ **(5,993,037)**	$ (6,422,532)
Basic And Diluted Net Income (Loss) Per Share	$ **(0.006)**	$ (0.007)	$ **0.03**	$ (0.012)
Weighted Average Number Of Shares Outstanding	**22,112,143**	20,292,912	**21,802,070**	19,904,634

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS
(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2005	2004	2005	2004
Cash Flows From Operating Activities				
Net income (loss) for the period	$ (152,829)	$ (144,628)	$ 665,062	$ (235,454)
Add (Deduct): Items not involving cash:				
Depletion	3,122	5,749	11,175	13,970
Depreciation	311	197	709	592
Stock based compensation	63,000	129,000	63,000	149,811
Loss (Gain) on sale of investments	65,383	-	(706,816)	-
Income tax recovery	-	-	(107,000)	-
	(21,013)	(9,682)	(73,870)	(71,081)
Change in non-cash operating working capital items:				
Short term deposits	(50,000)	-	10,000	-
Accounts receivable	(1,245)	24,131	(5,208)	70,375
Prepaid expense	(8,388)	-	(10,474)	65,421
Accounts payable and accrued liabilities	5,649	33,993	1,295	21,912
	(74,997)	48,442	(78,257)	86,627
Cash Flows From Financing Activities				
Proceeds from disposal of investments	447,267	-	1,922,879	-
Issue of share capital	-	125,000	592,500	425,000
	447,267	125,000	2,515,379	425,000
Cash Flows From Investing Activities				
Investments	(400,000)	-	(960,000)	-
Long term advances	(302,860)	-	(922,155)	-
Oil and gas property	-	(4,086)	-	(6,441)
Capital assets	(2,996)	-	(2,996)	-
Mineral properties and deferred exploration expenditures	(4,716)	(16,160)	(7,350)	(460,939)
	(710,572)	(12,074)	(1,892,501)	(467,380)
Increase (Decrease) In Cash And Cash Equivalents	(338,302)	(185,516)	544,621	(44,247)
Cash And Cash Equivalents, Beginning Of Period	2,770,463	1,871,960	1,887,540	2,013,229
Cash And Cash Equivalents, End Of Period	$ 2,432,161	$ 2,057,476	$ 2,432,161	$ 2,057,476
Interest Paid	$ -	$ -	$ -	$ -
Taxes Paid	$ -	$ -	$ -	$ -

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2005
(Unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2004, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of 90 days or less when acquired.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.

d) Capital Assets

Capital assets are stated at net book value. Depreciation is provided on a declining balance basis over the estimated useful lives of the assets using the following annual rates:

Office furniture	20%
Computer equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, and accounts payable and accrued liabilities. Fair value approximates carrying value since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only options and warrants with exercise prices less than current market prices are included in the dilution calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the periods ended September 30, 2005 and 2004 as the effect of potentially issuable common shares is anti-dilutive.

h) Stock Based Compensation

The Company's Option Plan provides for granting of stock options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and are expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

i) Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2005
(Unaudited)

2. ***SIGNIFICANT ACCOUNTING POLICIES*** *(Continued)*

j) Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

k) Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties, as presented in CICA Guideline 16 – Oil and Gas Accounting – Full Cost. All costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest.

Capitalized costs are depleted and depreciated using the unit-of-production method, based on the estimated proven oil and natural gas reserves as determined by independent engineers.

The Company annually applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure these do not exceed the estimated undiscounted value of future net revenues from proved oil and natural gas reserves, based on year-end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and site restoration costs, financing costs and income taxes.

l) Flow-Through Shares

The Company adopted CICA EIC146 – "Flow-Through Shares", effective January 1, 2004, using the prospective application method. Resource expenditures related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deductions.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2005
(Unaudited)

3. INVESTMENTS

Long term investments comprise:

	SEPTEMBER 30 2005	DECEMBER 31 2004
Atacama Minerals Corp., at cost – 750,000 common shares (2004 - 1,799,800 common shares) (quoted market value $562,500; 2004 - $971,892)	$ **436,184**	$ 1,076,497
Other portfolio investments, at lower of cost or written down values (quoted market value $1,353,949; 2004 - $1,094,386)	**750,526**	366,276
	$ **1,186,710**	$ 1,442,773

4. LONG TERM ADVANCES

On April 1, 2005, the Company entered into a letter of agreement to earn a 50% interest in an American company. The Company can earn its 50% interest by making total advances of US$1,250,000, of which US$750,000 has been advanced as of September 30, 2005. Upon earning their 50% interest, the investment will be accounted for using the equity method.

5. CAPITAL ASSETS

	SEPTEMBER 30 2005	DECEMBER 31 2004
Office equipment	$ **17,105**	$ 17,105
Computer equipment	**10,030**	7,034
	27,135	24,139
Less: Accumulated depreciation	**(21,531)**	(20,822)
Net book value	$ **5,604**	$ 3,317

6. OIL AND GAS PROPERTY

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta, by incurring 6.0% of the production and development costs.

	SEPTEMBER 30 2005	DECEMBER 31 2004
Cost	$ 98,133	$ 98,133
Depletion	(26,384)	(15,209)
Net book value	$ 71,749	$ 82,924

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Manitoba Property

During the year ended December 31, 2003, the Company staked 27 mineral claims in the Lynn Lake area of Manitoba. In the year ended December 31, 2004, an additional 6 mineral claims in the Lynn Lake area were staked.

Mineral properties and deferred exploration expenditures for the Lynn Lake Property are comprised of the following amounts:

	SEPTEMBER 30 2005	DECEMBER 31 2004
Staking	$ 29,066	$ 29,066
Engineering and consulting	63,900	63,900
Survey and geophysical	234,924	234,924
Line cutting and roads	137,912	137,912
Supplies	58,153	58,153
Drilling	282,500	282,500
Assays	22,079	22,079
Reports and mapping	39,980	39,980
Mineral Exploration Assistance Program	(171,181)	(171,181)
	697,333	697,333

The Company received $100,077 from the Manitoba government in 2004 (2003 - $71,104) under the Mineral Exploration Assistance Program, which funds up to 35% of eligible exploration expenditures for the Lynn Lake Property.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2005
(Unaudited)

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

British Columbia Properties

During the nine month period ended September 30, 2005, the Company staked 4 mineral claims in the upper Kettle River area of British Columbia.

Mineral Properties and deferred exploration expenditures for the British Columbia properties are comprised of the following amounts:

	SEPTEMBER 30 2005	DECEMBER 31 2004
Staking	$ 2,634	$ -
Survey and geophysical	4,716	-
	7,350	-
Total mineral properties and deferred exploration expenditures	$ 704,683	$ 697,333

China Property

The Company entered into a joint venture agreement dated January 14, 2005 with Majestic Gold Corp. (MJS) which was subsequently amended August 22, 2005.

The original joint venture agreement encompassed an area of 900 square kilometres in Shandong Province in The Peoples Republic of China. The purpose of the joint venture is to acquire exploration licenses within the area of interest.

Three exploration licenses totaling 26.68 square kilometers were included as part of the joint venture. MJS has the right to acquire a 90% interest in these licenses pursuant to an agreement between MJS and Shandong Yantai Muping Gold Mine (Muping).

Under the agreement with MJS, the Company is entitled to earn a 50% interest in the properties acquired within the area of interest by advancing the first $750,000 of joint venture expenditures. This figure was increased to $960,000 pursuant to the August 22, 2005 amendment. The Company provided the funds by way of private placement of MJS units.

The funds were provided by the Company purchasing 800,000 units of MJS at $0.70 each ($560,000) and an additional 1,000,000 units of MJS at $0.40 each ($400,000). The $0.70 unit entitles the Company to purchase an additional share of MJS at a price of $0.90 for one year, with a forced conversion if the shares of MJS trade over $1.50 for more than twenty consecutive days. The $0.40 unit entitles the Company to purchase an additional share of MJS at a price of $0.50 for one year.

8. **SHARE CAPITAL** (Continued)

a) Authorized

Unlimited common shares without par value

b) Issued

	NUMBER OF SHARES		AMOUNT
Balance, December 31, 2003	19,062,143	$	9,878,562
Shares issued on exercise of warrants	1,000,000		300,000
Shares issued on exercise of options	500,000		125,000
Contributed surplus reduced on exercise of stock options	-		102,629
Balance, December 31, 2004	20,562,143		10,406,191
Shares issued for cash pursuant to private placements	1,000,000		400,000
Shares issued on exercise of options	550,000		192,500
Contributed surplus reduced on exercise of stock *options*	-		185,307
Income tax benefits renounced with respect to flow-through shares issued	-		(107,000)
Balance, September 30, 2005	22,112,143	$	11,076,998

During the nine month period ended September 30, 2005, the Company completed a private placement of 1,000,000 units at $0.40 per unit for proceeds of $400,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at $0.50 per share to March 3, 2006.

c) Stock Based Compensation (Continued)

The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2005
(Unaudited)

8. **SHARE CAPITAL** (Continued)

   d) Stock Based Compensation (Continued)

   The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus.

   Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the nine month period ended September 30, 2005 the Company recorded $63,000 in stock based compensation for options granted. (Nine months ended September 30, 2004, $149,811).

   The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	SEPTEMBER 30 2005	DECEMBER 31 2004
Risk free interest rate	**2.96%**	3.1%
Expected life	**3**	3
Expected volatility	**134%**	116%
Expected dividend yield	**-**	-
Weighted average of fair value of options granted	**$0.84**	$0.24

   d) Options Outstanding

   As at September 30, 2005, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT SEPTEMBER 30 2005	EXPIRY DATE
350,000	$ 0.35	350,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
250,000	0.35	250,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009
75,000	1.10	75,000	August 15, 2010

8. **SHARE CAPITAL** (Continued)

d) Options Outstanding (Continued)

A summary of changes in stock options for the period ended September 30, 2005 and December 31, 2004 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	1,100,000	$ 0.42
Granted	900,000	0.36
Exercised	(500,000)	(0.25)
Repriced	(600,000)	(0.56)
Repriced	600,000	0.35
Balance, December 31, 2004	1,500,000	0.35
Exercised	(550,000)	0.35
Granted	75,000	1.10
Balance, September 30, 2005	1,025,000	$ 0.40

During the year ended December 31, 2004, the Company repriced the following outstanding stock options:

NUMBER OF OPTIONS	ORIGINAL EXERCISE PRICE	NEW EXERCISE PRICE	EXPIRY DATE
550,000	$ 0.56	$ 0.35	December 9, 2008
50,000	$ 0.56	$ 0.35	January 6, 2009

All other terms of the options remain unchanged.

An additional $22,000 *of stock based compensation expense was recognized by the* Company at the time of repricing.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2005
(Unaudited)

8. **SHARE CAPITAL** *(Continued)*

e) Share Purchase Warrants

	WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	1,650,000	$ 0.40
Exercised	(1,000,000)	(0.30)
Expired	(650,000)	0.55
Balance, December 31, 2004	-	-
Issued	1,000,000	0.50
Balance, September 30, 2005	1,000,000	$ 0.50

9. **RELATED PARTY TRANSACTIONS**

During the nine month period ended September 30, 2005, the Company incurred management fees of $36,000 (2004 - $36,000), and secretarial and office services of $23,700 (2004 - $27,000) from a company owned by the President.